David M. Loev	6300 West Loop South, Suite 280	Telephone (713) 524-4110
John S. Gillies	Bellaire, Texas 77401	Facsimile (713) 524-4122
Timothy J. Henderson*		www.loevlaw.com
* Of Counsel

May 2, 2014

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Telephone Number: (202) 551-3720

Re:         Principal Solar, Inc.

Form S-1

Filed December 23, 2013

File No. 333-193058

Dear Ms. Ransom,

In response to your comment letter dated January 22, 2014, Principal Solar, Inc. (the “Company” or “Principal Solar”) has the following responses. We have reproduced your comments for your convenience and have followed each comment with our response. References in this letter to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.

General

1.            Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE:

The Company will supplementally provide the staff with (a) copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications and (b) any research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the Company’s offering.

2.            Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms available on our website.

RESPONSE:

The Company does not intend to include text and/or artwork inside the front and back cover pages of the prospectus.

3.            With respect to all third-party statements in your prospectus – such as statements by the U.S. Energy Information Administration and the Solar Energy Industry Association - please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering.

RESPONSE:

The Company has supplementally attached copies of the sources of all information related to third-party statements disclosed in the prospectus, clearly marked to expedite your review. None of the reports were prepared for the Company or in connection with the offering.

Prospectus Cover Page

4.            Your prospectus cover page disclosure suggests that shares will be sold at different prices depending upon whether the shares are being sold by “Affiliated Stockholders” or not. While we understand that your Affiliated Stockholders will offer and sell shares at a fixed price for the duration of the offering, it is unclear to us why the rest of the selling stockholders are not also offering and selling at the same fixed price. As there is no current public market for your common stock, a fixed price must be set at which all of your common stock will be sold. You may state that the shares not held by affiliates will be sold at a fixed price until your shares are quoted on the OTCQB and thereafter at prevailing market prices or privately negotiated prices. Please revise or advise.

RESPONSE:

The Company has revised and clarified its disclosures to make clear that all selling stockholders will sell their shares at a fixed price until the Company’s common stock is quoted or listed on the OTCQB or an exchange, and thereafter at prevailing market prices.

Prospectus Summary, page 2

Business, page 2

5.            Please provide further disclosure regarding the details and substance of the business in which you intend to engage, including a further description of Solar PV facilities and your roll up strategy.

RESPONSE:

The Company has updated the “Business” section of the Prospectus Summary with a further description of Solar PV facilities and the Company’s roll up strategy and business plan.

6.            Please disclose your election under Section 107(b) of the JOBS Act, including the risks and implications of such election, in your prospectus summary. Please also briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Sections 14A(a) and (b) of the Securities Exchange Act of 1934.

RESPONSE:

The Company has updated the “Prospectus Summary” section with the information requested.

Risks Factors, page 7

General Risks, page 7

Our executive officers and directors possess significant voting control . . ., page 11

7.            Please revise this risk factor or add an additional risk factor regarding that fact that your largest shareholder, Steuben Investment Company II LP, holds beneficial ownership of 30.4% of your outstanding common stock and so also possesses significant influence over matters submitted for stockholder approval, subject to any sales they may make in this offering. Please also address the fact that Steuben Investment Company II LP appears to be controlled by your former director, Mr. Hunter L. Hunt.

RESPONSE:

The Company has revised the risk factor to include risks regarding Steuben Investment Company II LP’s ownership. Additionally, the Company has clarified and corrected the prior disclosure which incorrectly stated that Steuben Investment Company II LP was controlled by the Company’s former director Mr. Hunter L. Hunt.

Risks Relating to Our Securities, page 20

We may face substantial penalties under a Registration Rights Agreement . . ., page 22

8.           Please update the risk factor disclosure regarding the penalties incurred as a result of your defaults under the Registration Rights Agreement as of the most recent practicable date. Please also update disclosure regarding such penalties throughout your prospectus, including on page 60.

RESPONSE:

The Company has updated the disclosure in the amended filing with the information requested and further described the fact that the Company and Steuben Investment Company II LP have entered into a letter agreement regarding such penalties.

Description of Business, page 24

Organizational History, page 24

9.            We note your disclosure that, in March 2011, you issued two shares of Series A Super Voting Preferred Stock; however, the designation of the Series A Preferred Stock was never filed with the state of Delaware. Please confirm if Pegasus Funds LLC was compensated in some other way for the monies paid in connection with the renewal of your charter. Please also confirm that no corporate actions were ever taken by the holder of such shares of Series A Preferred Stock.

RESPONSE:

Pegasus Funds LLC was paid approximately $89,007 for finding the public shell company and structuring the merger, and was also issued (or purported to be issued) the Series A Preferred Stock. In regards to your question as to whether any corporate actions were taken by the holder of the Series A Preferred Stock, the Company’s March 2011 reverse stock split was undertaken with the purported authority and approval of Pegasus Funds LLC as the purported holder of the Series A Preferred Stock, although such preferred stock was never validly designated under New York state law, as no preferred stock designation was ever filed in New York, and therefore such Series A Preferred Stock had no effective rights or privileges. The Company has added disclosure regarding the corporate actions taken by the holder of the Series A Preferred Stock in the Registration Statement (i.e., the approval of the reverse split) and has also included a risk factor entitled “We believe that certain prior corporate actions undertaken by us pursuant to the purported authority and approval of our preferred stock holders, including our March 2011 reverse stock split, were completed without effective shareholder approval and in violation of state statutes” related to the fact that such actions were likely not valid under state law and therefore create risks for the Company.

Business Strategies, page 25

10.          Please explain why you believe that the solar industry “is ripe for consolidation today and on the brink of very large scale projects in the next 2-3 years.”

RESPONSE:

The Company has clarified that such beliefs are based upon the experience of the Company’s management that the solar industry is fragmented, has experienced rapid expansion, growing acceptance, and declining costs and the information set forth under “Project Pipeline” which is disclosed later in the Prospectus.

11.          Please provide the basis for your assertion that your team and board of directors are composed of “energy industry luminaries.”

RESPONSE:

The Company has revised and clarified the prior disclosures throughout the prior Prospectus regarding “luminaries” to clarify in the amended filing that such persons, in the view of management, consist of some of the best known and highly-regarded persons in the industry.

12.          Please provide the basis for your belief that grid parity will “happen within the next few years,” as well as disclose the consequences to your business if it does not occur on such timeline. In this regard, we note your risk factor disclosure on page 19 and the reference to your analysis regarding the cost of PV panels on page 28. Please also provide the basis for your belief that “desert southwest will become a major resource for the supply of affordable energy to the United States.”

RESPONSE:

The Company has advised us that it has built its management team and Board of Directors, and has constructed its business plan around the belief that grid parity (i.e., solar power being the same cost, if not cheaper than traditionally generated energy) will happen within the US in the next few years.  Pursuant to a report published by GBI Research report, “Solar Photovoltaics Power Market to 2020” (October 2012), grid parity in the United States (on average) will occur between 2014 and 2017. The Company has also updated the registration statement with information regarding its beliefs regarding the desert southwest.

Power Generation, page 27

13.      We note your statement that “the following examples offer a sense of scale;” however, we do not see any examples. Please advise or revise.

RESPONSE:

The Company has removed the reference to “examples offer[ing] a sense of scale.”

White Papers, Standards, and Thought Leadership, page 34

14.          In an appropriate place in your prospectus, clarify your relationship to the Principal Solar Institute. In this regard, we note that they have the same address as you and that their Contacts appear to be some of your officers. As a result, if true, you should explain that one of the reasons you have “become one of the most prolific authors in the solar industry” is because you control the Institute that publishes them.

RESPONSE:

The Company has clarified throughout the prospectus that the Principal Solar Institute is the Company’s solar industry website and that one of the reasons the Company has become one of the most prolific authors in the solar industry is because of the website.

15.          Please explain to us why you consider the Principal Solar Ratings System to be “unbiased,” given that it appears that the System will analyze and compare photovoltaic modules and solar power generation systems, both of which play a direct role in your business. Please also explain how the Principal Solar Ratings System will analyze and compare both photovoltaic modules and solar power generation systems, as well as provide the basis by which you believe such a rating system is important for the solar industry.

RESPONSE:

The Company has added disclosures addressing your questions under the last two paragraphs of “White Papers, Standards and Thought Leadership.” The Company has also explained how the Principal Solar Rating System works and the reasons why the Company believes such rating systems is important to the solar industry.

Competition, page 36

16.          Elaborate upon the business of the companies you identify at the bottom of page 36 and explain how they compete with you.

RESPONSE:

The Company has updated the registration statement with the information you have requested.

17.         Please provide further clarification of your statement that “[l]ike the utility industry, we do not anticipate one big winner or even one big provider.” Please also provide further disclosure regarding the things that you believe differentiate you from the competition discussed in your prospectus.

RESPONSE:

The Company has updated the registration statement with the information you have requested.

Material Acquisitions, page 37

18.         You indicate at the bottom of page 37 that three of your acquisitions have been entities that own Power Purchase Agreements that you indicate have been described in greater detail below. We are unable to locate the additional detail associated with these agreements. Please revise to elaborate upon the material terms of each of such agreements.

RESPONSE:

The Company has clarified that the reference to the disclosures “below” was to refer to the acquisitions and not the Power Purchase Agreements.

Capstone Solar, page 38

19.         We note your statement that Capstone Solar is managed as a not-for-profit institution. Given this, please explain how you plan to receive 25% of Capstone’s profits, as contemplated by the terms of Share Exchange Agreement.

RESPONSE:

The reference to Capstone Solar being managed as a “not-for-profit” was made in error and has been removed from the updated filing.

Directors, Executive Officers, Promoters and Control Persons, page 42

Biographical Information, page 42

20.          Please revise this section to provide a brief description of the business experience during the past five years of each director and executive officer, including the dates of each person’s principal occupations and employment during the past five years. You should identify the type of occupation and the nature of the business of prior employers but you should not include additional disclosure that appears to constitute your opinion such as “[w]hen Mr. Gorton founded the company, it was considered controversial, and when he left in 2009, it had over a million paying members nationwide.” Please see Item 401(e) of Regulation S-K.

RESPONSE:

The Company has revised its disclosures to be consistent with Item 404(e) of Regulation S-K.

Executive and Director Compensation, page 49

21.         Please update this section to reflect information for the most recently completed fiscal year ended December 31, 2013.

RESPONSE:

The Company has updated the registration statement with the information you have requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

22.         We note your auditors have expressed substantial doubt about your ability to continue in business as a going concern and note your statement that you need to raise approximately $2,000,000 of additional funding to satisfy your cash requirements for the next twelve months. Please revise your disclosures to provide a reasonably detailed discussion of your viable plan to continue in business for at least the twelve month period following the date of the most recent financial statements included in the filing. In doing so, please consider quantifying your expected monthly operating expenses and describing any factors expected to significantly increase or decrease that level of expense over the next 12 months in order to clarify for your investors the amount of cash that you will need to continue operations. Please also disclose the anticipated sources of such additional funding. Please refer to Section 607.07 of the Codification of Financial Reporting Releases.

RESPONSE:

The Company has updated the amended registration statement with the information you have requested.

Plan of Operations, page 52

23.         Elaborate upon how you arrived at the estimated funds of $2,000,000 you will require for the next twelve months. In doing so, please explain whether this amount will maintain your current operations or will be used to acquire additional businesses or both.

RESPONSE:

The Company has updated the amended registration statement with the information you have requested.

24.          We note your statement that “[m]anagement currently has non-binding letters of intent in place with various potential acquisition targets and is in the process of completing due diligence on such assets.” Please provide further details regarding the current status of such negotiations and due diligence.

RESPONSE:

From time to time, the Company enters into discussions with various parties regarding non-binding letters of intent; however, each non-binding letter of intent remains subject to significant uncertainties including, among other things, completion of due diligence and arranging both debt and equity financing with third-parties. As such, none of the potential acquisitions for which the Company has entered into non-binding letters of intent to date have yet reached the standard of "probable." The Company has also added similar disclosure to the amended Registration Statement.

25.         Please provide more details regarding the revenue from sponsorship, which decreased from the nine months ended September 30, 2012 to the nine months ended September 30, 2013, including the source of this revenue and cause of the decrease.

RESPONSE:

Revenue from sponsorships was, and continues to be, de minimis. As such, it was combined with all other non-power generation sources of revenue and presented as “other” revenue in the consolidated statement of operations.

26.         We note your disclosure on pages 41 and 57 that Pegasus Funds LLC remains a large stockholder; however, Pegasus Funds is not included as a greater than 5% stockholder in the table on page 51. Please confirm the percentage of your common stock beneficially owned by Pegasus Funds and revise your disclosure accordingly.

RESPONSE:

The Company has updated the beneficial ownership table in the Registration Statement to include the ownership of Peter Dauterman, who to the best knowledge of the Company’s management, is the beneficial owner of the shares held by Pegasus.

Liquidity and Capital Resources, page 56

27.         Please describe any known trends that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. Please also describe any known material trends, favorable or unfavorable, in your capital resources, and indicate any expected material changes in the mix and relative cost of such resources. Please see Item 303 of Regulation S-K.

RESPONSE:

The Company has updated the registration statement with the information you have requested.

Plan of Distribution and Selling Stockholders, page 65

28.          Please provide the text that accompanies footnote 14 to the table.

RESPONSE:

The Company has updated the table to include text for all footnotes provided.

29.          Please provide the name and address of each natural person that holds beneficial ownership over the securities being registered for resale pursuant to your registration statement. If the percentage of your common stock to be owned by each selling stockholder after completion of the offering is one percent or more, please also provide such percentage. Please see Item 507 of Regulation S-K and refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

RESPONSE:

The Company has provided the name of each natural person (to the extent known) that holds beneficial ownership over the securities being registered for resale pursuant to the registration statement. The Company has also updated the table with the percentage of common stock to be owned by each selling stockholder after completion of the offering. The Company believes it has fulfilled its obligations under both Item 507 of Regulation S-K and Question 140.02 by providing the name of the applicable selling shareholders and the relevant percentages. The Company notes that neither Item 507 nor Question 104.02 requires the disclosure of a selling shareholder’s personal or business address.

30.          We note your statement that the table on page 66 “[d]oes not include beneficial ownership of shares issuable upon exercise of outstanding options or warrants.” Please note that a person shall be deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within sixty days. Please revise your disclosure accordingly.

RESPONSE:

The Company has updated the beneficial ownership listed in the table to include shares issuable upon exercise of outstanding options or warrants and other convertible securities within 60 days of the filing.

31.        We note that Bruce Quinnell is listed as your Financial Advisor and Chief Financial Officer and Jorge Aizcorbe is listed as your Executive Vice President, Strategic Alliances on your website at http://www.principalsolar.com/aboutus_leadership.html#bq; however, Mr. Quinnell is not named as the Chief Financial Officer on your registration statement and neither individual is named as an Affiliate Selling Stockholder. We also note that Mr. Aizcorbe’s relationship with you is not disclosed in the selling stockholder table beginning on page 66. Please advise or revise.

RESPONSE:

The Company appointed David N. Pilotte as its Chief Financial Officer in January 2014, and has added his biographical information to the filing. The Company has moved the reference on the website to Mr. Quinnell, an unpaid advisor called upon as needed, to the listing of important advisors. Mr. Aizcorbe is an important advisor paid on the basis of a monthly retainer. Neither Mr. Quinnell or Mr. Aizcorbe is an employee or an executive officer of the Company, and the status of each has been noted in the list of selling shareholders.

32.          Please also tell us why you have not identified Steuben Investment Company II, L.P. as an Affiliated Selling Stockholder.

RESPONSE:

Notwithstanding the fact that we believe Steuben Investment Company II, L.P. was included in the prior definition of “Affiliate Selling Stockholders”, the Company has revised the disclosure in the registration statement to remove the concept of “Affiliate Selling Stockholders”, to remove all of the officers and directors of the Company as Selling Stockholders in the registration statement and has further taken the position at the request of Steuben and upon guidance from Steuben, that Steuben is not an “underwriter” for the purposes of the registration statement in connection with the reduced number of shares of common stock being registered in the registration statement on behalf of Steuben.

Financial Statements for the Fiscal Year Ended December 31, 2012 and 2011, page F-2

33.         You disclose on page 2 that you are a development stage company. If you believe you are a development stage entity as defined in ASC 915-10-20, please revise your financial statements to comply with the requirements of ASC 915, including paragraphs 210-45-1, 215-45-1, and 225-45-1, and ensure your auditor identifies you as a development stage entity in the audit report.

RESPONSE:

The Company has advised that Principal Solar, Inc. is not, and was not at the time of filing of the Registration Statement, a development stage entity, and applicable language has been modified accordingly.

Notes to Consolidated Financial Statements, page F-7

34.          We note your disclosure on page 8 that you have elected not to opt out of the extended transition periods for adoption of any new or revised accounting standards available to emerging growth companies. Please provide the disclosures require by SAB Topic 11M and, for each accounting pronouncement not yet adopted, disclose the date on which adoption is required for non-emerging growth companies and the date on which you will adopt each recently issued accounting standard, assuming you remain an emerging growth company as of such date. Please refer to Question 14 of the Staff’s “Jumpstart Our Business Startups Act, Frequently Asked Questions” Issued April 16, 2012 available on our website at http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i- general.htm. Please provide similar disclosures about recently issued accounting standards not yet adopted within MD&A.

RESPONSE:

The Company has elected to opt out of the extended transition periods for adoption of any new or revised accounting standards available to emerging growth companies, and has modified the language appropriately. Furthermore, there have been no new accounting pronouncements issued and applicable to the Company that have not yet been adopted and reflected in the financial statements included in the amended filing.

Note 4 – Mergers and Acquisitions, page F-11

35.          We note that you present on page F-15 a fiscal 2011 pro forma net loss figure of $23,010 assuming the Talmage acquisition had occurred on January 1, 2011. Since you reported a fiscal 2011 net loss of $1.5 million and Talmage recognized only $32,738 of revenues for fiscal 2011, please review this pro forma net loss figure for accuracy and revise as necessary.

RESPONSE:

The financial statements appearing in the earlier filing became stale and new financial statements for the period ended December 31, 2013, have been included in the amendment As the financial statements reflecting the matter raised are no longer a part of the Registration Statement, the Company believes the comment is now moot.

36.          We note your disclosure on page 52 in MD&A that you currently have non-binding letters of intent in place with various potential acquisition targets. Please note that if any of these potential acquisition targets is acquired or is probable of being acquired and its significance exceeds 50 percent, financial statements required by Rule 8-04 of Regulation S-X and pro forma financial information required by Rule 8-05 of Regulation S-X must be included in your registration statement prior to effectiveness.

RESPONSE:

No acquisition which is the subject of any non-binding letter of intent has occurred since the date of the last balance sheet or is probable at this time. Therefore none require the inclusion of historical or pro-forma financial information pursuant to Rules 8-04 and 8-05 of Regulation S-X, respectively.

Note 8 – Stockholders’ Equity (Deficit ), page F -16

37.          We note that you have issued stock options to consultants and directors, issued stock to acquire Capstone and Talmage, and have issued other equity or equity-related instruments, such as warrants and convertible debt. Considering your disclosure on page 71 that your securities “are currently highly illiquid, and subject to large swings in trading price, and are only traded on a sporadic and limited basis,” please tell us and disclose in sufficient detail how you determine the fair value of your common stock when accounting for such equity-related transactions. If your common stock fair values are largely based on the results of valuations performed by independent valuation specialists or by your management, please explain to us in detail the method(s) used in these valuations to determine the fair values of your common stock and clarify whether the valuations are performed on a contemporaneous or retrospective basis. If you value your common stock based on unadjusted historical cash sales, please confirm whether or not the historical sales used to determine fair value include related party transactions and explain how your historical sales amounts represent fair value considering the “sporadic and limited” trading in and “highly illiquid” nature of your common stock. Please see the definitions of fair value and market participants in ASC 820-10-20.

RESPONSE:

The Company is familiar with the requirements of ASC 820-10-20 and believes it has applied it appropriately in each circumstance as follows:

All shares issued in connection with acquisitions or financings are valued contemporaneously based upon an arms-length negotiation with un-affiliated third parties. All grants of warrants and options, whether issued to consultants, employees, or directors or issued in connection with acquisitions or financings, are valued on a contemporaneous basis using a widely recognized option pricing model, either Black-Scholes for simple instruments or a lattice-based binomial option pricing model with Monte Carlo simulations for more complex instruments.

Management has determined that, due to the illiquid nature and limited trading of the Company’s shares in the public market, the “fair value” of the Company’s shares can best be determined in arms-length negotiations with unrelated third parties or with reference to the unadjusted cash sale of identical securities in private placements to unrelated accredited investors.

Capstone Solar

The shares issued were valued at $0.66 per share reflecting the sales price of contemporaneous private placements of identical securities to 14 separate accredited and unrelated investors, all occurring within the 30 days prior thereto.

Talmadge Solar Engineering

The shares issued were valued at $1.20 per share based upon an arms-length negotiation with an unrelated party. Such price reflected a 15% discount to the next subsequent private placement of identical securities issued to 17 separate accredited and unrelated investors, all occurring within 90 days thereafter.

Bridge Bank National Association

The warrants granted were valued at $1.00 per share reflecting in the contemporaneous private placement purchase price of identical securities to three separate accredited and unrelated investors and 10 separate but related-party investors.

Stueben Investment Company II, LP

The Company engaged an independent valuation firm to assist it in evaluating its earlier determination of value of the warrants issued to Stueben Investment Company II, LP, and, using a lattice-based binomial option pricing model appropriate in the circumstances, determined the value of the warrants at issuance was $0.51 per warrant. Such new value has been reflected in the financial statements included in the amended filing for the period ended December 31, 2013.

All other issuances of options to consultants and directors issued during 2012 and 2013 were valued based upon an underlying stock price of $1.00 per share determined by management with reference to the ongoing private placement of identical securities to accredited investors. Such accredited investors included both prior investors and other unrelated parties.

Financial Statements for the Quarter Ended September 30, 2013

Note 4 – Mergers and Acquisitions, page F-31

38.          We note that you acquired 89 percent of Power House One LLC in exchange for $6,200,000 million in cash on June 17, 2013. Please provide the historical financial statements for this acquisition required by Rule 8-04 of Regulation S-X. Please also provide the pro forma financial information required by Rule 8-05 of Regulation S-X.

RESPONSE:

The Company states that because the Company was a non-reporting company both prior to and including the date of acquisition, no statements were “filed at or before the date of acquisition”. Therefore, the Company believes that separate historical financial statements of the acquired companies provided for under section §210.8-04 of Regulation S-X are not required. Similarly, the Company believes that pro forma statements provided for under section §210.8-05 are also not required.

Additionally, the Company has advised us that, from a practical point, neither stockholders nor other interested parties have been disadvantaged by the lack of financial statements specific to this acquisition to an extent greater than the Company’s otherwise non-reporting status.

Note 7 – Derivative Liability, page F-33

39.          We note that the 2.2 million warrants issued in June 2013 have “down round” protection rights and that you computed their fair value using the Black-Scholes method. Since the Black-Scholes method requires the use of inputs that are static throughout the term of an instrument, such as a fixed exercise price, we are unclear why you did not use another valuation model, such as the binomial or Monte Carlo simulation method, to capture the value of the down round protection that adjusts the exercise price. Please tell us the method you intend to use to value the warrants going forward and quantify for us the September 30, 2013 value of the warrants under a more appropriate valuation model.

RESPONSE:

The Company engaged an independent valuation firm to assist it in evaluating its earlier determination of value of the warrants issued to Stueben Investment Company II, LP, and, using a lattice-based binomial option pricing model appropriate in the circumstances, determined the value of the warrants at issuance was $.51 per warrant. Such new value has been reflected in the financial statements included in the amended filing.

Item 16. Exhibits and Financial Statement Schedules, page II-3

40.          Please file all required exhibits, including but not limited to Exhibit 5.1, the legal opinion of The Loev Law Firm, PC, in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. Please see Item 601 of Regulation S-K.

RESPONSE:

The Seabolt Law Group, Dallas, Texas has provided a draft form of the Exhibit 5.1 opinion for your review.

Regards,

/s/ John S. Gillies
John S. Gillies
Associate

12/11/13 U.S. Energy Information Administration (EIA) - Sector

U.S. Energy Information Administration

Annual Energy Outlook 2013

Release Dates: April 15 - May 2, 2013 | **Next Early Release Date:** December 16, 2013 (
See release cycle changes)
|
correction
|
full report

Market Trends — Electricity

Growth in electricity use slows but still increases by 28 percent from 2011 to 2040

Figure 75. U.S. electricity demand growth, 1950-2040 (percent, 3-year moving average)

History
2011
Projections
12
10
8
6
4
2
0
-2
3-year moving average
Trendline
1950
1960
1970
1980
1990
2000
2010
2020
2030
2040

See first sentence of first paragraph under "Description of Business" - "Industry"
-
"According to the U.S. Energy Information Administration's Annual Energy Outlook for 2013, retail electricity sales are projected to grow by 24 percent (0.7 percent per year) from 3,725 billion kilowatthours (kWh) in 2011 to 4,608 billion kWh in 2040. Residential electricity sales are also projected to grow by 24 percent, to 1,767 billion kWh in 2040, spurred by population growth and continued population shifts to warmer regions with greater cooling requirements."

figure data

The growth of electricity demand (including retail sales and direct use) has slowed in each decade since the 1950s, from a 9.8-percent annual rate of growth from 1949 to 1959 to only 0.7 percent per year in the first decade of the 21st century. In the *AEO2013* Reference case, electricity demand growth remains relatively slow, as increasing demand for electricity services is offset by efficiency gains from new appliance standards and investments in energy-efficient equipment (Figure 75). Total electricity demand grows by 28 percent in the projection (0.9 percent per year), from 3,839 billion kilowatthours in 2011 to 4,930 billion kilowatthours in 2040.

Retail electricity sales grow by 24 percent (0.7 percent per year) in the Reference case, from 3,725 billion kilowatthours in 2011 to 4,608 billion kilowatthours in 2040. Residential electricity sales also grow by 24 percent, to 1,767 billion kilowatthours in 2040, spurred by population growth and continued population shifts to warmer regions with greater cooling requirements. Led by demand in the service industries, sales of electricity to the commercial sector increase by 27 percent, to 1,677 billion kilowatthours in 2040. Sales to the industrial sector grow by 17 percent, to 1,145 billion kilowatthours in 2040. Electricity sales to the transportation sector, although relatively small, triple from 6 billion kilowatthours in 2011 to 19 billion kilowatthours in 2040 with increasing sales of electric plug-in LDVs.

Electricity demand can vary with different assumptions about economic growth, electricity prices, and advances in energy-efficient technologies. In the High Economic Growth case, demand grows by 42 percent from 2011 to 2040, compared with 18

www.eia.gov/forecasts/aeo/MT_electric.cfm 1/9

12/11/13 U.S. Energy Information Administration (EIA) - Sector

percent in the Low Economic Growth case and only 7 percent in the Best Available Technology case. Average electricity prices (in 2011 dollars) increase by 5 percent from 2011 to 2040 in the Low Economic Growth case and 13 percent in the High Economic Growth case, to 10.4 and 11.2 cents per kilowatthour, respectively, in 2040.

Coal-fired plants continue to be the largest source of U.S. electricity generation

Figure 76. Electricity generation by fuel, 2011, 2025, and 2040 (billion kilowatthours)

2,000
1,500
1,000
500
0
2011
2025
2040
Coal
Natural gas
Nuclear
Renewables

figure data

Coal-fired power plants continue to be the largest source of electricity generation in the *AEO2013* Reference case (Figure 76), but their market share declines significantly. From 42 percent in 2011, coal's share of total U.S. generation declines to 38 percent in 2025 and 35 percent in 2040. Approximately 15 percent of the coal-fired capacity active in 2011 is expected to be retired by 2040 in the Reference case, while only 4 percent of new generating capacity added is coal-fired. Existing coal-fired units that have undergone environmental equipment retrofits continue to operate throughout the projection.

Generation from natural gas increases by an average of 1.6 percent per year from 2011 to 2040, and its share of total generation grows from 24 percent in 2011 to 27 percent in 2025 and 30 percent in 2040. The relatively low cost of natural gas makes the dispatching of existing natural gas plants more competitive with coal plants and, in combination with relatively low capital costs, makes plants fueled by natural gas an alternative choice for new generation capacity.

Generation from renewable sources grows by 1.7 percent per year on average in the Reference case, and the share of total generation rises from 13 percent in 2011 to 16 percent in 2040. The nonhydropower share of total renewable generation increases from 38 percent in 2011 to 65 percent in 2040.

Generation from U.S. nuclear power plants increases by 0.5 percent per year on average from 2011 to 2040, with most of the growth between 2011 and 2025, but the share of total U.S. electricity generation declines from 19 percent in 2011 to 17 percent in 2040, as the growth in nuclear generation is outpaced by growth in generation using natural gas and renewables.

Most new capacity additions use natural gas and renewables

www.eia.gov/forecasts/aeo/MT_electric.cfm 2/9

12/11/13 U.S. Energy Information Administration (EIA) - Sector

Figure 77. Electricity generation capacity additions by fuel type, including combined heat and power, 2012-2040 (gigawatts)

60
40
20
0
Natural gas
Renewables/other
Nuclear
Coal
2012-2015
2016-2020
2021-2025
2026-2030
2031-2035
2036-2040
eia

figure data

Decisions to add capacity, and the choice of fuel for new capacity, depend on a number of factors [132]. With growing electricity demand and the retirement of 103 gigawatts of existing capacity, 340 gigawatts of new generating capacity [133] is added in the *AEO2013* Reference case from 2012 to 2040 (Figure 77).

Natural gas-fired plants account for 63 percent of capacity additions from 2012 to 2040 in the Reference case, compared with 31 percent for renewables, 3 percent for coal, and 3 percent for nuclear. Escalating construction costs have the largest impact on capital-intensive technologies, which include nuclear, coal, and renewables. However, federal tax incentives, state energy programs, and rising prices for fossil fuels increase the competitiveness of renewable and nuclear capacity. Current federal and state environmental regulations also affect the use of fossil fuels, particularly coal. Uncertainty about future limits on GHG emissions and other possible environmental programs also reduces the competitiveness of coal-fired plants (reflected in the *AEO2013* Reference case by adding 3 percentage points to the cost of capital for new coal-fired capacity).

Uncertainty about electricity demand growth and fuel prices also affects capacity planning. Total capacity additions from 2012 to 2040 range from 252 gigawatts in the Low Economic Growth case to 498 gigawatts in the High Economic Growth case. In the Low Oil and Gas Resource case, natural gas prices are higher than in the Reference case, and new natural gas-fired capacity added from 2012 to 2040 totals 152 gigawatts, or 42 percent of total additions. In the High Oil and Gas Resource case, delivered natural gas prices are lower than in the Reference case, and 311 gigawatts of new natural gas-fired capacity is added from 2012 to 2040, accounting for 82 percent of total new capacity

Additions to power plant capacity slow after 2012 but accelerate beyond 2023

www.eia.gov/forecasts/aeo/MT_electric.cfm 3/9

12/11/13 U.S. Energy Information Administration (EIA) - Sector

Figure 78. Additions to electricity generating capacity, 1985-2040 (gigawatts)

History
2011
Projections
60
40
20
0
Other renewables
Solar
Wind
Natural gas/oil
Nuclear
Hydropower/other
Coal
1985
1995
2005
2020
2030
2040
eia

figure data

Typically, investments in electricity generation capacity have gone through boom-and-bust cycles. Periods of slower growth have been followed by strong growth in response to changing expectations for future electricity demand and fuel prices, as well as changes in the industry, such as restructuring (Figure 78). A construction boom in the early 2000s saw capacity additions averaging 35 gigawatts a year from 2000 to 2005. Since then, average annual builds have dropped to 18 gigawatts per year from 2006 to 2011.

In the *AEO2013* Reference case, capacity additions from 2012 to 2040 total 340 gigawatts, including new plants built not only in the power sector but also by end-use generators. Annual additions in 2012 and 2013 remain relatively high, averaging 22 gigawatts per year. Of those early builds, 51 percent are renewable plants built to take advantage of federal tax incentives and to meet state renewable standards.

Annual builds drop significantly after 2013 and remain below 9 gigawatts per year until 2023. During that period, existing capacity is adequate to meet growth in demand in most regions, given the earlier construction boom and relatively slow growth in electricity demand after the economic recession. Between 2025 and 2040, average annual builds increase to 14 gigawatts per year, as excess capacity is depleted and the rate of total capacity growth is more consistent with electricity demand growth. About 68 percent of the capacity additions from 2025 to 2040 are natural gas-fired, given the higher construction costs for other capacity types and uncertainty about the prospects for future limits on GHG emissions.

Growth in generating capacity parallels rising demand for electricity

Figure 79. Electricity sales and power sector generating capacity, 1949-2040 (indexes, 1949 = 1.0)

History
2011
Projections
20
15
10
5
0
Power sector generating capacity
Electricity sales
1949
1985
2000
2020
2040
eia

www.eia.gov/forecasts/aeo/MT_electric.cfm 4/9

12/11/13 U.S. Energy Information Administration (EIA) - Sector

figure data

Over the long term, growth in electricity generating capacity parallels the growth in end-use demand for electricity. Unexpected shifts in demand or dramatic changes affecting capacity investment decisions can, however, cause imbalances that may take years to be worked out.

Figure 79 shows indexes summarizing relative changes in total generating capacity and electricity demand. During the 1950s and 1960s, the capacity and demand indexes tracked closely. The energy crises of the 1970s and 1980s, together with other factors, slowed electricity demand growth, and capacity growth outpaced demand for more than 10 years thereafter, as planned units continued to come on line. Demand and capacity did not align again until the mid-1990s. Then, in the late 1990s, uncertainty about deregulation of the electricity industry caused a downturn in capacity expansion, and another period of imbalance followed, with growth in electricity demand exceeding capacity growth.

In 2000, a boom in construction of new natural gas-fired plants began, bringing capacity back into balance with demand and creating excess capacity. Construction of new wind capacity that sometimes needs backup capacity because of intermittency also began to grow after 2000. More recently, the 2007-2009 economic recession caused a significant drop in electricity demand, which has yet to recover. Slow near-term growth in electricity demand in the *AEO2013* Reference case creates excess generating capacity. Capacity currently under construction is completed, but a limited amount of additional capacity is built before 2025, while older capacity is retired. By 2025, capacity growth and demand growth are in balance again, and they grow at similar rates through 2035. In the later years, total capacity grows at a rate slightly higher than demand, due in part to an increasing share of intermittent renewable capacity that does not contribute to meeting demand in the same proportion as dispatchable capacity.

Costs and regulatory uncertainties vary across options for new capacity

Figure 80. Levelized electricity costs for new power plants, excluding subsidies, 2020 and 2040 (2011 cents per kilowatthour)

2020
Coal
Nuclear
Wind
Natural gas combined cycle
2040
Coal
Nuclear
Wind
Natural gas combined cycle
Incremental transmission costs
Fixed costs
Capital costs
0
5
10
15

figure data

Technology choices for new generating capacity are based largely on capital, operating, and transmission costs [134]. Coal, nuclear, and wind plants are capital-intensive (Figure 80), whereas operating (fuel) expenditures make up most of the costs for natural gas plants. Capital costs depend on such factors as equipment costs, interest rates, and cost recovery periods, which vary with technology. Fuel costs vary with operating efficiency, fuel price, and transportation costs.

In addition to considerations of levelized costs [135], some technologies and fuels receive subsidies, such as production or ITCs. Also, new plants must satisfy local and federal emissions standards and must be compatible with the utility's load profile.

Regulatory uncertainty also affects capacity planning. New coal plants may require carbon control and sequestration equipment, resulting in higher material, labor, and operating costs. Alternatively, coal plants without carbon controls could incur higher costs for siting and permitting. Because nuclear and renewable power plants (including wind plants) do not emit GHGs,

www.eia.gov/forecasts/aeo/MT_electric.cfm 5/9

12/11/13 U.S. Energy Information Administration (EIA) - Sector

their costs are not directly affected by regulatory uncertainty in this area.

Capital costs can decline over time as developers gain technology experience, with the largest rate of decline observed in new technologies. In the *AEO2013* Reference case, the capital costs of new technologies are adjusted upward initially to compensate for the optimism inherent in early estimates of project costs, then decline as project developers gain experience. The decline continues at a progressively slower rate as more units are built. Operating efficiencies also are assumed to improve over time, resulting in reduced variable costs unless increases in fuel costs exceed the savings from efficiency gains.

Nuclear power plant capacity grows slowly through uprates and new builds

Figure 81. Electricity generating capacity at U.S. nuclear power plants in three cases, 2011, 2025, and 2040 (gigawatts)

History
2011
Low economic growth
Reference
2025
High economic growth
Low economic growth
Reference
2040
High economic growth
0
25
50
75
100
125
150
eia

figure data

In the *AEO2013* Reference case, nuclear power capacity increases from 101.1 gigawatts in 2011 to a high of 114.1 gigawatts in 2025, before declining to 108.5 gigawatts in 2036 (Figure 81), largely as a result of plant retirements. New additions in the later years of the projection bring nuclear capacity back up to 113.1 gigawatts in 2040. The capacity increase through 2025 includes 8.0 gigawatts of expansion at existing plants and 5.5 gigawatts of new capacity, which includes completion of a conventional reactor at the Watts Bar site. Four advanced reactors, reported as under construction, also are assumed to be brought online by 2020 and to be eligible for federal financial incentives. High construction costs for nuclear plants, especially relative to natural gas-fired plants, make additional options for new nuclear capacity uneconomical until the later years of the projection, when an additional 5.5 gigawatts is added. Nuclear capacity additions vary with assumptions about overall demand for electricity. Across the Economic Growth cases, net additions of nuclear capacity from 2012 to 2040 range from 5.5 gigawatts in the Low Economic Growth case to 36.1 gigawatts in the High Economic Growth case.

One nuclear unit, Oyster Creek, is expected to be retired at the end of 2019, as announced by Exelon in December 2010. An additional 6.5 gigawatts of nuclear capacity is assumed to be retired by 2036 in the Reference case. All other existing nuclear units continue to operate through 2040 in the Reference case, which assumes that they will apply for and receive operating license renewals, including in some cases a second 20-year extension after 60 years of operation (for more discussion, see "Issues in focus"). With costs for natural gas-fired generation rising in the Reference case and uncertainty about future regulation of GHG emissions, the economics of keeping existing nuclear power plants in operation are favorable.

Solar photovoltaics and wind dominate renewable capacity growth

www.eia.gov/forecasts/aeo/MT_electric.cfm 6/9

12/11/13 U.S. Energy Information Administration (EIA) - Sector

Figure 82. Renewable electricity generation capacity by energy source, including end-use capacity, 2011-2040 (gigawatts)

250
200
150
100
50
0
2011
2015
2020
2025
2030
2035
2040
Solar
Wind
Geothermal
Hydropower
MSW/LFG

figure data

Renewable generating capacity accounts for nearly one-fifth of total generating capacity in 2040 in the *AEO2013* Reference case. Nearly all renewable capacity additions over the period consist of nonhydropower capacity, which grows by more than 150 percent from 2011 to 2040 (Figure 82).

Solar generation capacity leads renewable capacity growth, increasing by more than 1,000 percent, or 46 gigawatts, from 2011 to 2040. Wind capacity follows closely, accounting for an additional 42 gigawatts of new renewable capacity by 2040. Nonetheless, wind continues to be the leading source of nonhydropower renewable capacity in 2040, given its relatively high initial capacity in 2011, after a decade of exponential growth resulting from the availability of production tax credits and other incentives. Although geothermal and dedicated biomass generation capacity do not increase on the same scale as wind and solar (contributing an additional 5 gigawatts and 7 gigawatts, respectively, over the projection period), biomass capacity nearly doubles and geothermal capacity more than triples over the same period.

Renewable capacity additions are supported by state RPS, the federal renewable fuels standard, and federal tax credits. Near-term growth is strong as developers build capacity to qualify for tax credits that expire at the end of 2012, 2013, and 2016. After 2016, capacity growth through 2030 is minimal, given relatively slower growth in electricity demand, low natural gas prices, and the stagnation or expiration of the state and federal policies that support renewable capacity additions. As the need for new generation capacity increases, however, and as renewables become increasingly cost-competitive in selected regions, growth in nonhydropower renewable generation capacity rebounds during the final decade of the Reference case projection from 2030 to 2040.

Solar, wind, and biomass lead growth in renewable generation, hydropower remains flat

www.eia.gov/forecasts/aeo/MT_electric.cfm 7/9

12/11/13 U.S. Energy Information Administration (EIA) - Sector

Figure 83. Renewable electricity generation by type, including end-use generation, 2008-2040 (billion kilowatthours)

1,000
800
600
400
200
0
2011
Solar
Wind
Geothermal
Biomass
Hydropower
MSW/LFG
2008
2015
2020
2025
2030
2035
2040

figure data

In the *AEO2013* Reference case, renewable generation increases from 524 billion kilowatthours in 2011 to 858 billion kilowatthours in 2040, growing by an average of 1.7 percent per year (Figure 83). Wind, solar, and biomass account for most of the growth. The increase in wind-powered generation from 2011 to 2040, at 134 billion kilowatthours, or 2.6 percent per year, represents the largest absolute increase in renewable generation. Generation from solar energy grows by 92 billion kilowatthours over the same period, representing the highest annual average growth at 9.8 percent per year. Biomass increases by 95 billion kilowatthours over the projection period, for an average annual increase of 4.5 percent.

Hydropower production drops in 2012, from 325 billion kilowatthours in 2011, as existing plants are assumed to continue operating at their long-term average production levels. Even with little growth in capacity, hydropower remains the leading source of renewable generation throughout the projection. Although total wind capacity exceeds hydropower capacity in 2040, wind generators typically operate at much lower capacity factors, and their total generation is lower. Biomass is the third-largest source of renewable generation throughout the projection, with rapid growth particularly in the first decade of the period, reaching 102 billion kilowatthours in 2021 from 37 billion kilowatthours in 2011. The strong growth is a result primarily of increased penetration of co-firing technology in the electric power sector, encouraged by state-level policies and increasing cost-competitiveness with coal in parts of the Southeast.

State renewable portfolio standards increase renewable electricity generation

www.eia.gov/forecasts/aeo/MT_electric.cfm 8/9

12/11/13 U.S. Energy Information Administration (EIA) - Sector

Figure 84. Regional nonhydropower renewable electricity generation, including end-use generation, 2011 and 2040 (billion kilowatthours)

CAMX
NWPP
MRO
SRVC
AZNM
ERCT
SPNO
RFCW
SPSO
RMPA
SRSE
RFCE
NEWE
FRCC
SRDA
SRCE
NYUP
RFCM
SRG
MORE
NYLI
NYCW
2011
2040
0
20
40
60
80
100
120
eia

figure data

Regional growth in nonhydroelectric renewable electricity generation is based largely on three factors: availability of renewable energy resources, cost competitiveness with fossil fuel technologies, and the existence of state RPS programs that require the use of renewable generation. After a period of robust RPS enactments in several states, the past few years have been relatively quiet in terms of state program expansions.

In the *AEO2013* Reference case, the highest level of nonhydroelectric renewable generation in 2040, at 104 billion kilowatthours, occurs in the WECC California (CAMX) region (Figure 84), whose area approximates the California state boundaries. (For a map of the electricity regions and a definition of the acronyms, see Appendix F.) The three largest sources of nonhydro-electric renewable generation in 2040 in that region are geothermal, solar, and wind energy. The region encompassing the Pacific Northwest has the most renewable generation in the United States when hydroelectric is included, which is the source of most of the region's renewable electricity generation.

State RPS programs heavily influence the growth of solar capacity in the eastern states. A prime example is the Reliability First Corporation/East (RFCE) region, where 7.5 billion kilowatthours of electricity is generated from solar resources in 2040, mostly from end-use capacity. The RFCE region is not known for a strong solar resource base, and the projected installations are in response to the federal tax credits, state incentives, and solar energy requirements embedded in state RPS programs. The CAMX region has the highest total for solar generation in 2040 at 36 billion kilowatthours, including 10 billion kilowatthours of generation from end-use solar capacity.

Endnotes for Market Trends: Electricity

132. The factors that influence decisionmaking on capacity additions include electricity demand growth, the need to replace inefficient plants, the costs and operating efficiencies of different generation options, fuel prices, state RPS programs, and the availability of federal tax credits for some technologies.

133. Unless otherwise noted, the term capacity in the discussion of electricity generation indicates utility, nonutility, and CHP capacity.

134. Costs are for the electric power sector only.

135. The levelized costs reflect the average of regional costs. For detailed discussion of levelized costs, see U.S. Energy Information Administration, "Levelized Cost of New Generation Resources in the Annual Energy Outlook 2013," http://www.eia.gov/forecasts/aeo/electricity_generation.cfm.

www.eia.gov/forecasts/aeo/MT_electric.cfm 9/9

11/21/13 RunawayEnergyDemand

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Energy and Capital

Runaway Energy Demand

The Energy Bull is On

By Nick Hodge
Friday, March 11th, 2011

Comments () like +9 (0) dislike

The long-term bull market in energy is on.

Not just oil... Not just gas... Not just solar... *All of it.*

Trillions will be spent to get every possible BTU. That means secure long-term gains can be had in every energy sector.

It can also mean massive windfalls for those who play it right.

Here's what I mean...

You and the BTU

It's all in this chart:

World marketed energy consumption
800
600
400
200
0
Non OECD
OECD
2007
2015
2020
2025
2030
2035

It says world energy demand will grow by half in less than 25 years.

We need 500 quadrillion BTU today. We'll need 750 quadrillion BTU by 2035.

This isn't my guess; this is the forecast of the smartest scientists at the U.S. Energy Information Administration.

And it includes everything...

86 million barrels of oil per day (mbd) now, 111 mbd then.

(Where's that going to come from? And how much is it going to cost? Just the threat of disruption in the Middle East sent the price to $106 already.)

Natural gas demand increases 45% — from 110 trillion cubic feet today to 160 trillion cubic feet by 2035.

Coal use goes from 132 quadrillion BTU to 206 quadrillion BTU — a 56% jump, led by developing Asian nations.

See "Description of Business" - Industry" - first paragraph:
-
"According to to a March 11, 2011 article posted on Energy & Capital, an energy think tank website, energy demand will increase by 50% in the next 25 years."

www.energyandcapital.com/articles/runaway-energy-demand/1455 1/3

11/21/13 Runaway Energy Demand

World coal consumption by region
quadrillion Btu
history
projections
160
140
120
100
80
60
40
20
0
non-OECD Asia
rest of world
North America
1990
2000
2007
2015
2025
2035

Renewables grow the most — 112% — from 3.46 trillion kilowatthours today to 7.34 trillion in 2035.

Why do I tell you this?

Well, take a look at the gains that energy demand is already creating...

Peabody Energy Corporation Comm
0%
May 09
Sep 09
Jan 10
May 10
Sep 10
Jan 11
Volume
Millions

2,000% in two years

You now know energy demand will increase 50% by 2035.

Earlier I told you that would create both secure long-term profits and massive windfalls in the market. And I've just shown energy demand will continue rising for years.

Yet the stock chart above is only from the past two years.

With this energy bull market, you can earn profits like that every two years — for decades to come, from every corner of the market.

The chart above is only a small sampling, and includes a coal company (Peabody Energy (NSYE: BTU)), a solar company (Jinko Solar Holding (NYSE: JKS)), an oil producer (McMoRan Exploration (NYSE:MMR)), and an energy efficiency company (Maxwell Technologies (NASDAQ: MXWL)).

They're very different companies, but they have a few things in common.

For starters, they've all gained hundreds of percent over the past two years. And they've all been recommended in the pages of our stock advisories.

Then there's the red line, Brigham Exploration (NASDAQ: BEXP).

It's up more than 2,000% in two years. And it was recommended by Keith Kohl in his *$20 Trillion Report*.

Those are the kind of windfalls I'm talking about.

We called it

This energy bull market is the very reason *Energy & Capital* was founded.

We knew energy demand was on the rise. We knew it could make average investors above-average returns.

www.energyandcapital.com/articles/runaway-energy-demand/1455 2/3

11/21/13 Runaway Energy Demand

And we've proven it every day for the past five years — with dozens of wins like Brigham under our belts.

Whether it's 1,000% as a result of Christian DeHaemer's Mongolian oil pick in *Crisis & Opportunity*...

Dozens of triple-digit energy winners in Ian Cooper's *Pure Asset Trader*...

Consistent green energy tips from Jeff Siegel's *Green Chip Stocks*...

Or the buckets of double-digit wins I deliver every year in *Alternative Energy Speculator*...

Our editors and their readers were at the trough before the herd, and will be feasting on the rewards for years to come.

Covering every angle

You see, with the amount of energy we'll soon need, every possible solution is on the table.

Conventional oil, gas, and coal, yes... but also new ways to get oil and gas from shale, nuclear metal miners, advanced solar technology, batteries, and more.

Not to mention all the related industries that'll be needed to make it happen: rare earth metals, steel, the mining of lithium, and other battery materials.

Fortunes will be made. And we're here to help you do it.

Usually, you'd have to pay for each of our advisories separately...

Together, they cost tens of thousands of dollars, and they're worth every penny.

But as happens once every year, we've opened up the *Wealth Trust* to new members, which means you can get access to everything we ever publish for one price...

Every stock recommendation, every special report, every market report, and every book.

New membership has been open all week, but will soon be closed until next year. So take a moment to become a *Wealth Trust* member today.

You'll have every tool you need to need to profit from the energy bull I've just explained to you — not to mention several more wealth-building services from editors Luke Burgess, Greg McCoach, and Steve Christ.

Plus, you'll never get a solicitation to join our services again. You'll have total access for life.

Call it like you see it,

Nick
Editor, *Energy and Capital*

Media / Interview Requests? Click Here.

Energy and Capital, Copyright © 2013, Angel Publishing LLC, 111 Market Place #720, Baltimore, MD 21202. All rights reserved.

No statement or expression of opinion, or any other matter herein, directly or indirectly, is an offer or the solicitation of an offer to buy or sell the securities or financial instruments mentioned. While we believe the sources of information to be reliable, we in no way represent or guarantee the accuracy of the statements made herein. Energy and Capital does not provide individual investment counseling, act as an investment advisor, or individually advocate the purchase or sale of any security or investment. Neither the publisher nor the editors are registered investment advisors. Subscribers should not view this publication as offering personalized legal or investment counseling. Investments recommended in this publication should be made only after consulting with your investment advisor and only after reviewing the prospectus or financial statements of the company in question. Unauthorized reproduction of this newsletter or its contents by Xerography, facsimile, or any other means is illegal and punishable by law.

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www.energyandcapital.com/articles/runaway-energy-demand/1455 3/3

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Solar Silicon Price Drop Brings Renewable Power Closer

BY ERIC ROSTON. INTERACTIVE GRAPHIC BY DAVID YANOFSKY | MARCH 13, 2012 9:20 PM |
17 COMMENTS (HTTP://GO.BLOOMBERG.COM/MULTIMEDIA/SOLAR-SILICON-PRICE-DROP-BRINGS-RENEWABLE-POWER-CLOSER/#DISQUS_THREAD)

As nations install more solar-generated electricity, it becomes less expensive to produce. In several countries, the learning curve has already led to prices competitive with conventional power.

Golden Goal
Countries Meeting Golden Goal
Countries Missing Golden Goal
Germany
Italy
Brazil
U.K.
Japan
France
U.S.
Russia
China
India
$0.4/kWh
$0.3/kWh
$0.2/kWh
$0.1/kWh
$0/kWh
10%
12%
14%
16%
18%
20%

See the first paragraph under "Description of Business" - "Industry"
-
"Bloomberg in a March 13, 2012 article posted on its website, projected that solar generation is poised to not only compete with traditional generation methods, but in many cases, will produce less expensive electricity."

Solar's 'Learning Curve'

Solar power has reached a long-sought industry goal: silicon modules at a cost of one dollar per Watt of capacity. This chart shows the industry's learning curve. For conventional panels, the price drops 24 percent for every doubling of total installation. For thin-film panels, made by First Solar, the cost falls 13 percent when capacity doubles.

Bloomberg New Energy Finance's solar module price index stands at $1.03 per watt, a 45 percent price drop since March 2011, but up from the end of December 2011. Global manufacturing capacity is far ahead of demand -- the reason why Solyndra went bust. The average stock price drop among top solar module makers was 65.6 percent in the last year.

Crystaline Silicon Panels
First Solar Thin Film Panels

$100/watt
$10/watt
$1/watt
10 MW
100 MW
1,000 MW
10,000 MW

Data compiled by Bloomberg New Energy Finance (http://www.newenergyfinance.com/)

Solar's Golden Goal

Year: 2012

Annual Return on Investment*: 6%

Solar electricity providers have reached what experts call the "golden goal" of grid parity, when putting solar modules on the roof to replace electricity purchase from the grid is a good investment for consumers.

Several countries that have high power prices are already there: Germany, Denmark, Portugal, Spain and Australia. Brazil is also above the 6% level, but consumers may require higher returns on investment in a developing economy. Japan, France, Greece and Turkey are expected to be there by 2015, and by 2020 even the US average price is high enough to justify investment, even without the 30 percent investment tax credit subsidy.

Use the sliders above to calculate when solar power may begin to make money in certain economies.

Golden Goal

Countries Meeting Golden Goal

Countries Missing Golden Goal

Germany
Italy
Brazil
Japan
U.K.
France
U.S.
Russia
China
India
10%
12%
14%
16%
18%
20%

*Annual return on investment is the weighted average cost of capital, a measure of the minimum expected return of investing in other assets

Data compiled by Bloomberg New Energy Finance (http://www.newenergyfinance.com/)

11/21/13 How old are U.S. power plants? - FAQ - U.S. Energy Information Administration (EIA)

U.S. Energy Information Administration

Frequently Asked Questions

How old are U.S. power plants?

About 540 gigawatts, nearly 51% of all generating capacity, were at least 30 years old at the end of 2012. Most gas-fired capacity is less than 20 years old, and most wind generation capacity is less than 10 years old. Most coal-fired and hydropower capacity is 30 years or older.

Nearly all nuclear reactors are over 20 years old and about half are over 30.

Learn More: How old are U.S. power plants?

Last reviewed: March 22, 2013

See last pagraph under "Description of Business" - "Industry"

-

"According to a March 22, 2013 Frequently Asked Question published by the U.S. Energy Information Administration (EIA), about 540 gigawatts, nearly 51% of all generating capacity in the United States, were at least 30 years old at the end of 2012."

Other FAQs about Electricity

- Can I choose the electricity supplier where I live?
- Can I generate and sell electricity to an electric utility?
- Does EIA have city or county-level energy consumption and price data?
- Does EIA have county-level energy production data?
- Does EIA have data on each power plant in the United States?
- Does EIA have data on peak and hourly electricity demand?
- Does EIA have data on the costs for electricity transmission and distribution?
- Does EIA have electricity prices by state?
- Does EIA have information on the service territories of U.S. electric utilities?
- Does EIA have maps or information on the location of electric power plants and transmission lines in the United States?
- Does EIA have projections for energy production, consumption, and prices for individual states?
- Does EIA publish electric utility rate, tariff, and demand charge data?
- How is electricity used in U.S. homes?
- How many and what kind of power plants are there in the United States?
- How many nuclear power plants are in the U.S. and where are they located?
- How many smart meters are installed in the U.S. and who has them?
- How much coal, natural gas, or petroleum is used to generate a kilowatt-hour of electricity?
- How much does it cost to build different types of power plants in the United States?
- How much does it cost to generate electricity with different types of power plants?
- How much electricity does a typical nuclear power plant generate?
- How much electricity does an American home use?
- How much electricity is lost in transmission and distribution in the United States?
- How much electricity is used for cooling in the United States?
- How much electricity is used for lighting in the United States?
- How much energy is consumed in the world by each sector?
- How much of U.S. carbon dioxide emissions are associated with electricity generation?
- How much of world energy consumption and electricity generation is from renewable energy?
- How old are U.S. power plants?
- What is U.S. electricity generation by energy source?
- What is a capacity factor?

www.eia.gov/tools/faqs/faq.cfm?id=110&t=3 1/2

11/21/13 How old are U.S. power plants? - FAQ - U.S. Energy Information Administration (EIA)

What is the difference between electricity generation capacity and electricity generation?
What is the efficiency of different types of power plants?
What is the outlook for home heating fuel prices this winter?
What types and amounts of energy are produced in each state?

www.eia.gov/tools/faqs/faq.cfm?id=110&t=3 2/2

2/7/2014 U.S. Installs 832 MW of Solar PV in Q2 2013, According to New U.S. Solar Market Insight Report | SEIA

40 YEARS SEIA Solar Energy Industries Association®

News

U.S. Installs 832 MW of Solar PV in Q2 2013, According to New U.S. Solar Market Insight Report

Q2 2013 report forecasts 30 percent U.S. solar market annual growth in 2013

Thursday, September 12, 2013

WASHINGTON, D.C. AND BOSTON, MA — GTM Research and the Solar Energy Industries Association® (SEIA®) today release *U.S. Solar Market Insight: 2nd Quarter 2013* (http://www.seia.org/smi), the definitive analysis of solar power markets in the U.S., with strategic state-specific data for 28 U.S. states and the District of Columbia.

Showing continued growth in the solar market, this quarter's report finds that the U.S. installed 832 megawatts (MW) in Q2 2013, representing 15 percent growth over the first quarter of this year. It was solar's second best quarter ever.

http://www.seia.org/news/us-installs-832-mw-solar-pv-q2-2013-according-new-us-solar-market-insight-report 1/4

2/7/2014 U.S. Installs 832 MW of Solar PV in Q2 2013, According to New U.S. Solar Market Insight Report | SEIA

Figure 2.1 U.S. PV Installations by Market Segment, Q1 2010-Q2 2013
Installations (MWdc)
1,400
1,200
1,000
800
600
400
200
0
142
180
179
349
278
366
477
794
545
819
689
1,311
725
832
Q1 2010
Q2 2010
Q3 2010
Q4 2010
Q1 2011
Q2 2011
Q3 2011
Q4 2011
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Residential
Non-Residential
Utility
© 2013
GTM RESEARCH
SEIA

Source: *U.S. Solar Market Insight Q2 2013* (http://seia.org/smi)

The largest share of photovoltaic (PV) installations came from the utility sector, with 38 completed projects totaling 452 MW, a jump of 42 percent over last quarter. The residential market experienced a slight hiccup in Q2 2013, breaking its streak of incremental quarterly growth with a flat quarter, and in the non-residential (commercial) market, only 13 out of the 28 states tracked in the report showed quarterly growth. However, the report forecasts a resumption of growth in the second half of 2013, with 4.4 GW of PV expected to come online this year, up from 3.3 GW in 2012, an overall annual growth rate of thirty percent.

As always, the solar market experienced significant variability across states in Q2 2013. California installations increased 7 percent over Q1 2013 despite the end of incentives in some states – an indicator of solar's increasing competitiveness. Overall, 20 of the 28 states tracked in the report are on pace to increase their annual installation of solar energy over 2012.

"Distributed generation is the big story in the U.S. solar market this year," said Shayle Kann, Vice President of Research at GTM. "We expect significant growth, especially in the residential sector, but the future will be dictated by the increasingly-complex nexus between the solar industry and utilities."

Looking at the U.S. solar market on the whole, *U.S. Solar Market Insight: 2nd Quarter 2013* (http://www.seia.org/smi) forecasts over 5 gigawatts (GW) of PV and concentrating solar power (CSP) will be installed by the end of 2013. At that time, cumulative solar PV capacity will surpass 10 GW.

"America's solar energy industry remains on course to have another record-shattering year," said SEIA President and CEO Rhone Resch. "Today, there's more than 9,370 megawatts (MW) of total solar electric capacity across the U.S. – enough to power more than 1.5 million American homes, including the White House.

http://www.seia.org/news/us-installs-832-mw-solar-pv-q2-2013-according-new-us-solar-market-insight-report 2/4

2/7/2014 U.S. Installs 832 MW of Solar PV in Q2 2013, According to New U.S. Solar Market Insight Report | SEIA

We're helping to create new jobs, grow the U.S. economy, strengthen our nation's long-term energy security and fight climate change. That's a win-win in anyone's book."

Key Report Findings

- PV installations totaled 832 MW in Q2 2013, up 15 percent over Q1 2013
- Cumulative operating PV capacity in the U.S. now stands at 8,858 MM
- 4,372 MW of PV are forecast to be installed in 2013, up from 3,366 MW in 2012, a 30 percent growth rate
- The utility market completed 38 projects totaling 452 MW; there are currently 4.1 GW of utility-scale projects in construction
- The residential market was flat quarter-over-quarter, breaking its streak of incremental quarterly growth
- The non-residential market was down in Q2, continuing a relatively light year for the segment
- BrightSource Energy's 392 MWac Ivanpah CSP project is on schedule to deliver electricity to the grid in late 2013

More Resources:

- **U.S. Solar Market Insight: Second Quarter 2013** (http://www.seia.org/research-resources/us-solar-market-insight) : executive summary, infographic and factsheet here.
- **Purchase the full report** (http://www.greentechmedia.com/research/ussmi) , including state-by-state data breakdown

About *U.S. Solar Market Insight®*:

U.S. Solar Market Insight® is a quarterly publication of the Solar Energy Industries Association (SEIA)® and GTM Research. E[...]ncies to collect granular da[...]e of the *U.S. Solar Marke*[...] manufacturing, an[...]nd forecast demand over the [...]*et Insight®* will provide an inv[...]dvocates alike.

See last paragraph under "Description of Business" - "Solar Power":

"GTM Research gathers a complete account of industry trends in the U.S. PV industry and produces a quarterly report. In their report for the second quarter of 2013, they show the following findings:
- PV installations totaled 832 megawatts in the second quarter of 2013, up 15 percent over the first quarter;
- Cumulative operating PV capacity in the U.S. now stands at 8,858 megawatts;
- 4,372 megawatts of PV are forecasted to be installed in 2013, up from 3,366 megawatts in 2012, a 30 percent growth rate;
- The utility market completed 38 projects totaling 452 megawatts; and
- There are currently 4.1 gigawatts of utility-scale projects in construction."

About GTM Re[...]

GTM Research, a[...]rm of research reports, data services, advisory services and strategic consulting. GTM Research's analysis also underpins Greentech Media's webinars and live events. Our coverage spans the green energy industry including solar power, smart grid, energy storage, energy efficiency and wind power sectors. www.gtmresearch.com (http://www.gtmresearch.com)

About SEIA®:

http://www.seia.org/news/us-installs-832-mw-solar-pv-q2-2013-according-new-us-solar-market-insight-report 3/4

2/7/2014 U.S. Installs 832 MW of Solar PV in Q2 2013, According to New U.S. Solar Market Insight Report | SEIA

Established in 1974, the Solar Energy Industries Association® is the national trade association of the U.S. solar energy industry. Through advocacy and education, SEIA and its 1,000 member companies are building a strong solar industry to power America. As the voice of the industry, SEIA works to make solar a mainstream and significant energy source by expanding markets, removing market barriers, strengthening the industry and educating the public on the benefits of solar energy. www.seia.org (http://www.seia.org)

Media Contacts:

Mike Munsell, GTM Research, Marketing Manager, munsell@gtmresearch.com (mailto:munsell@gtmresearch.com)
Shayle Kann, GTM Research, Vice President: 617.500.4216, kann@gtmresearch.com (mailto:kann@gtmresearch.com)

Ken Johnson, SEIA, Vice President - Communications, kjohnson@seia.org (mailto:kjohnson@seia.org)

Solar Energy Industries Association
202-682-0556 | 505 9th Street, N.W., Suite 800,
Washington, DC 20004

http://www.seia.org/news/us-installs-832-mw-solar-pv-q2-2013-according-new-us-solar-market-insight-report 4/4

11/21/13 Major Solar Projects List | SEIA

SEIA Solar Energy Industries Association®

Research & Resources

Major Solar Projects List

Fact Sheet

File(s): Major Solar Projects List 11.1.13.pdf
(http://www.seia.org/sites/default/files/resources/Major%20Solar%20Projects%20List%2011.1.13_0.pdf)

Topics Distributed Solar, Finance & Tax, Power Plant Development

Last Updated: November 1, 2013

The Major Solar Projects List is a database of all ground-mounted solar projects, 1 MW and above, that are either operating, under construction or under development. The list is for informational purposes only, reflecting projects and completed milestones in the public domain. The information in the list was gathered from public announcements of solar projects in the form of company press releases, news releases, and, in some cases, conversations with individual developers. It is not a comprehensive list of all utility-scale projects under development. This list may be missing smaller projects that re not publicly announced.

Note: SEIA reports project capacity figures in AC units when available.

SEIA Member Benefit:

www.seia.org/research-resources/major-solar-projects-list 1/3

11/21/13 Major Solar Projects List | SEIA

SEIA members have exclusive access to the list as a sortable, searchable MS Excel file. Click to access (http://www.seia.org/member-benefits/major-solar-projects-list) .

Quick Facts

- There are over **550 major solar projects** currently in the database, representing over **31 GW of capacity**.
- The list shows that there is over **4.7 GWac of major solar projects currently operating**.
- There remains an enormous amount of capacity in the pipeline, with over **27 GW of PV and CSP projects either under construction or under development**.
- Under the Obama Administration, **16 projects** have been permitted on federal lands, which will provide **6,058 MW** of generating capacity.

Project Location Map

See first pagraph under "Description of Business" "Project Pipeline"
-
"According to a November 1, 2013 listing from the Solar Energy Industry Association, there are over 550 major solar projects of 1 MW and above that are either operating, under construction or under development in the United States, representing over 31 GW of total capacity. The Company is continuously evaluating prospective developer partners and acquisition targets."

(http://www.seia.org/map/majormap.php)

Solar on the Ground

SEIA does not guarantee that every identified project will be built. Like any other industry, market conditions may impact project economics and timelines. SEIA will remove a project if it is publicly announced that it has been canceled.

See the locations of the major solar systems identified by this research on our interactive map (http://www.seia.org/map/majormap.php).

SEIA actively promotes public policy that minimizes regulatory uncertainty and encourages the accelerated deployment of utility-scale solar power.

Please contact research@seia.org(mailto:research@seia.org) with any updates or corrections to the list.

Solar Energy Industries Association
202-682-0556 | 505 9th Street, N.W., Suite 800,
Washington, DC 20004

www.seia.org/research-resources/major-solar-projects-list 2/3

11/21/13 Major Solar Projects List | SEIA

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2/7/2014 US Passes 10GW Installed Solar PV Capacity Milestone

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US Passes 10 GW Installed Solar PV Capacity Milestone

America's solar market has broken through the clouds to shine as only the fourth nation to pass the 10 gigawatts (GW) installed solar capacity milestone.

The First 10 GW Solar PV Installed in the U.S.
Geographic & Application Segmentation Breakdown
Rocky Mountain, Plains & Great Lakes
0.5 GW
New England
0.5 GW
Far West
3 GW
Mid Atlantic
1 GW
2 GW
1 GW
Southeast
Southwest
Residential
Non-residential rooftop
Ground-mount & Off-grid
© NPD Solarbuzz, July 2013
Adapted from NPD Solarbuzz North America PV Markets Quarterly, August 2013
solarbuzz

See "Description of Business" - "Project Pipeline" - "SolarBuzz (a market research and analysis group) reports (as of July 9, 2013) that an amazing 10 gigawatts of solar photovoltaic installations have been made since 2010."

Fast-growing solar photovoltaic (PV) deployment levels since 2010 pushed the US into the ultra-exclusive 10 GW club, reports NPD Solarbuzz in the latest North America PV Market Quarterly report.

"The US has now joined an elite group of maturing solar PV markets," said Christopher Sunsone of NPD Solarbuzz. "Only Germany, Italy, and China have more installed PV capacity than the US."

Solar Growing Fast With No Slowdown In Sight

Solar PV has become one of America's fastest-growing energy sources in recent years. NPD reports the solar PV market has expanded at a compound annual growth rate of 50% since 2007, and 83% of the 10 GW capacity was installed within the past 14 quarters. During the first half of 2013, more than 1.8 GW of new solar PV capacity was installed in the US.

But instead of peaking, NPD predicts installations will accelerate over the next 18 months. Cumulative solar PV installations are forecast to grow an additional 80% by the end of 2014, putting the US on track to pass 17 GW installed solar PV capacity.

This dramatic growth is attributed to the drastic decline of solar system prices that began in

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2/7/2014 US Passes 10GW Installed Solar PV Capacity Milestone

2011. The average cost of an installed system has fallen from $6 per watt in 2011 to $4.25 per watt residential and $3 per watt utility-scale solar PV projects today.

Utility-Scale Projects, State Incentives Driving The Market

In fact, the low cost of utility-scale installations have dominated the market, with these projects representing at least 45% of US installations. NPD's analysis finds almost 1,400 solar PV installations of 500 kilowatts (kW) or larger in 39 different states provide 5.4 GW of capacity – with 40% in California alone.

New England
Southwest
Mid Atlantic
Rocky Mountains, Plains & Great Lakes
Southeast
Far West

US solar PV installations by region image via NPD Solarbuzz

While falling costs have spurred the market boom, state-level incentive programs have largely dictated where growth has occurred on a regional basis and hold promise for an even brighter solar future.

"While the Far West and Mid-Atlantic states dominate the 10 GW installed, the Southwest and Southeast regions have recently made strong contributions," continued Sunsone. "Other regions, such as the Great Plains and Great Lakes, remain largely undeveloped, creating future market upside."

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Tags: California solar PV, China, China solar PV, Christopher Sunsone, Germany, germany solar pv, Italy, Italy solar PV, NPD Solarbuzz, solar photovoltaic, Solar PV, state solar incentives, US solar photovoltaic, US solar PV, utility-scale solar

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Silvio Marcacci Silvio is Principal at Marcacci Communications, a full-service clean energy and climate-focused public relations company based in Washington, D.C.

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tivu • 7 months ago

cool

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TimC • 7 months ago

But in 2012, US solar energy consumption was only 4.4 terawatt-hours. This was less than 7% of installed solar capacity. As solar capacity has skyrocketed, consumption has not, so most of those shiny new PV installations are just ornamental. Solar energy makes no sense - financially or environmentally - if you just manufacture and install the panels, but don't actually use the power they generate. When will the US start to consume all the solar capacity that we are paying to install?

| 2 • Reply • Share ›

Bob_Wallace Top Commenter → TimC • 7 months ago

Where did you get the 4.4 terawatt hour number, Tim?

I suspect it doesn't include the electricity that was consumed in the host building but only what was supplied to utilities.

US installed solar now includes (most) end-user capacity. That makes the calculation a bit tricky and is probably where you were mislead into thinking that many panels were only "ornamental".

2 • Reply • Share ›

TimC → Bob_Wallace • 7 months ago

Bob - The BP Statistical Review of World Energy 2013 lists U.S. solar energy consumption for 2012 as 4.38 TW-hr, and installed PV capacity as 7,312 MW. As a footnote, the Review says the consumption figures are "Based on gross generation and not accounting for cross-border electricity supply." If there is a better source for solar energy capacity and consumption data, please let me know. Some of the numbers on renewable energy in the BP Review do not make sense. Does the US EIA report solar power consumption data?

| 1 • Reply • Share ›

Bob_Wallace Top Commenter → TimC • 7 months ago

http://cleantechnica.com/2013/07/09/us-passes-10gw-installed-solar-pv-capacity-milestone/ 3/5

2/7/2014 US Passes 10GW Installed Solar PV Capacity Milestone

I don't know of a source for the amount of electricity generated by solar in the US per year.

A few years back the EIA numbers for installed solar did not include end-user/rooftop installations. It reported only those panels owned by utility companies.

I understand that the EIA now estimates the amount of end-user solar by using reports of 'avoided demand' by grid operators. (I think 'avoided' is the term.)

I've seen nothing to suggest that they include/measure the amount of electricity generated and consumed by end users.

I suspect you're trying to make a statement for which no data exists. Common sense should tell you that if solar had only a 7% capacity it would be so expensive that no one would touch it.

2 • Reply • Share ›

Paul → TimC • 2 months ago

Your 7% is based on 24/365 hrs of sunshine 4380000/(24*365*7312) = 0.068, hardly a valid analysis, unless you are making the case that the PV panels are "ornamental" at night.

• Reply • Share ›

TimC → Bob_Wallace • 7 months ago

Okay, the US EIA's Short-Term Energy Outlook (link below) gives 2012 US solar consumption as 0.235 quadrillion BTU, equivalent to 68.9 TW-hr. But that's a problem, because it's about equivalent to 2012 installed capacity. Note that BP's numbers for installed solar capacity agree with the story above, about the US passing the 10 GW mark in 2013.

It's almost as if the EIA is reporting installed capacity as consumption. They wouldn't do that, would they?

The EIA's Short-Term Energy Outlook can be found at http://www.eia.gov/forecasts/s...

| 2 • Reply • Share ›

Bob_Wallace Top Commenter → TimC • 7 months ago

You need to find explanation of what their measurements mean and how they derived their data.

Solar consumption - is that the total amount of electricity generated by solar panels in the US or only the portion that flowed through the grid?

If the portion that gets used by the host building isn't included then the number isn't useful to build your 7%/ornamental claim.

2 • Reply • Share ›

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2/7/2014 Which States Have the Most Solar Energy Projects in Their Pipelines? | EcoWatch

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Which States Have the Most Solar Energy Projects in Their Pipelines?

Brandon Baker | January 14, 2014 11:04 am | Comments

The top solar states in the U.S. have about 2,000 non-residential projects in their pipelines that could go online in 2014 or beyond.

That's about 40 gigawatts (GW) of photovoltaic (PV) capacitycapacity, according to *PVTech*.

"Project pipelines provide significant insight into individual projects, but also help understand market structures, business models and future demand levels," said Michael Barker, an analyst with NPD.

California has a dominating 60 percent of that capacity, according to data from NPD Solarbuzz, which released a study this week on the record year that 2013 was for the U.S. solar industry. California would have been ranked the fourth PV market in the world if it had been individually assessed.

Top-10 US State Solar PV Project Pipeline
Total: approx. 40 GW
CA
NV
AZ
NC
TX
UT
NJ
NM
CO
FL
60%
13%
5%
5%
4%
4%
2%
2%
2%
3%
© NPD Solarbuzz, January 2014
Adapted from NPD Solarbuzz US Deal Tracker Report, January 2014 solarbuzz

Solar projects yet to be completed, for the top 10 U.S. states, based on total pipeline capacity. Graphic credit: NPD Solarbuzz

See "Description of Business" - "Key Project Assessment Criteria" - Second Bullet Point "SolarBuzz lists the 10 states (as of January 14, 2014) where non-residential projects are most prevalent"

Barker believes states with the largest pipelines are set to have strong solar markets for years, while those that aren't ranked may falter off as their current pipelines become depleted.

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2/7/2014 Which States Have the Most Solar Energy Projects in Their Pipelines? | EcoWatch

State	2013 Annual Demand Rank	Non-Residential Pipeline Rank
CA	1	1
NC	2	4
AZ	3	3
NJ	4	7
TX	5	5
MA	6	13
HI	7	15
NM	8	8
NV	9	2
NY	10	16

© NPD Solarbuzz, January 2014
Sources: NPD Solarbuzz *US Deal Tracker Report*, January 2014 & *North America PV Markets Quarterly Report*, December 2013.

solarbuzz™

The top 10 U.S. states in 2013 demand and their non-residential pipeline rankings. Graphic credit: NPD Solarbuzz

"Regardless of where individual states rank, in terms of market or pipeline size, the US market offers tremendous long-term growth opportunities," Barker wrote. "Any PV company (manufacturer, installer or developer) that wants to participate on a global level clearly needs to have a strategy for the U.S. market.

"It is essential to understand the size of state markets today and also the strength of the project pipelines driving PV demand going forward."

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artisandman • 23 days ago

I am ambivalent about large solar projects. They provide renewable energy, but maintain and promote the centralized system that is now in place. To have a secure and efficient electrical system it needs to distributed. Every public and business building should have solar panels for electricity and water heating and every home that pays more than $150/mo in electricity should have panels. It's an economic no brainer. The reason that is not common knowledge is that the centralized distributors have the political power and they don't want it promoted

California uses 20% of its electricity pumping water. So the only major project I would like to see is the covering of the State Water Project canals with panels to provide that power and to reduce evaporation of water from the canals. http://green.blogs.nytimes.com...

I think a project ike this would pay for itself in less than three years.This idea must conflict with the Delta Tunnels Project because a post on the Water Boards Facebook Page disappeared quickly and none of the state officials or elected representatives have responded to a query concerning the idea. It is being used in India. http://www.earthtechling.com/2...

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frigate • 23 days ago

Florida isn't on the list because Gov. Rick Scott doesn't believe in sunshine.

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Islander → frigate • 19 days ago

He doesn't believe in climate change, rising sea levels or that the Floridan aquifers are being infiltrated with sea water. He believes that God promised Noah he wouldn't ever flood the earth again, therefore, Florida is just fine.

• Reply • Share ›

Dave Murphy • 23 days ago

INCREASE THE ENERGY FLUX DENSITY WORLDWIDE!

http://www.youtube.com/watch?v...

see more

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U.S. Electric Utility Industry Statistics

Number of Electricity Providers

		% of Total
Publicly Owned Utilities	2,008	61.4%
Investor-Owned Utilities	202	6.2%
Cooperatives	877	26.8%
Federal Power Agencies	9	0.3%
Power Marketers	173	5.3%
TOTAL	**3,269**	**100.0%**

Federal Power Agencies **0.3%**
5.3% Power Marketers
Cooperatives **26.8%**
61.4% Publicly Owned Utilities
Investor-Owned Utilities **6.2%**

Number of Customers

	Full-Service Customers	Delivery-Only Customers	Total	% of Total
Publicly Owned Utilities	20,747,699	7,884	20,755,583	14.5%
Investor-Owned Utilities	95,028,830	2,947,513	97,976,343	68.4%
Cooperatives	18,167,208	12,560	18,179,768	12.7%
Federal Power Agencies	39,930	0	39,930	0.0%
Power Marketers	6,313,397	0	6,313,397	4.4%
TOTAL	**140,297,064**	**2,967,957**	**143,265,021**	**100.0%**

See "Competition" - sentence beginning "While the Company clearly recognizes . . ."

Delivery-only customers represent the number of customers in a utility's service territory that purchase energy from an alternative supplier.

Nearly all of power marketers' full-service customers are in Texas. Investor-owned utilities in the ERCOT region of Texas no longer report ultimate customers. Their customers are counted as full-service customers of retail electric providers (REPs), which are classified by the Energy Information Administration as power marketers. The REPs bill customers for full service and then pay the IOU for the delivery portion.

Source: Energy Information Administration Form EIA-861, 2008.
Does not include U.S. territories.

Power Marketers **4.4%**
14.5% Publicly Owned Utilities
Cooperatives **12.7%**
Investor-Owned Utilities **68.4%**

22 American Public Power Association • *2010-11 Annual Directory & Statistical Report* www.APPAnet.org

3/11/2014 US Solar To Hit Grid Parity 2014--2017 (+ More Solar PV Charts, Sort Of...) | CleanTechnica

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US Solar To Hit Grid Parity 2014–2017 (+ More Solar PV Charts, Sort Of...)

Following my article on a GBI Research report about the Global Energy Storage Market to 2020 (April 2013), below is a teaser on another GBI Research report — a "Solar Photovoltaics Power Market to 2020" report (published in October 2012) that it recently just shared with me. (Note: CleanTechnica has a partnership with GBI Research*.)

Again, we don't get to see any of the important numbers from the report (without purchasing it), but there are numerous interesting sample charts from the report that I get to share with you all below.

US Solar Grid Parity

See "Business" - "Gigawatt Projects" - 2nd Paragraph

First of all, here's a fun one that shows that solar PV power should hit grid parity in the US (on average) between 2014 and 2017:

Figure 97: Solar PV Market, The US, LCOE Comparison with Retail Electricity Prices, 2011-2025

$/kWh
SAMPLE
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
LCOE (Low Case)
LCOE (Base Case)
LCOE (High Case)
Average Electricity Prices (Residential) ($/kWh)

Source: GBI Research, 2011

The distributed solar power revolution is on its way.

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http://cleantechnica.com/2013/06/18/us-solar-to-hit-grid-parity-2014-2017-more-solar-pv-charts-sort-of/ 1/7

3/11/2014 US Solar To Hit Grid Parity 2014--2017 (+ More Solar PV Charts, Sort Of...) | CleanTechnica

Global Solar PV Market To Boom

Naturally, with solar power prices dropping so fast and electricity prices rising (as well as government policies to combat global warming and promote clean energy), solar power's fast growth is projected to increase around the world. As the following charts indicate, the global solar PV market in 2015 is projected to be more than double what it was in 2011, with strong growth going up through 2020 as well:

Solar PV Power Market, Global, Cumulative Installed Capacity (GW), 2005-2020
Cumulative Installed Capacity (GW)
2005
2011
2015
2020
Source: GBI Research's Alternative Energy Proprietary Database (Accessed: July 18, 2012)

Figure 4: Solar PV Power Market, Global, Annual Power Generation, GWh, 2005-2020
Annual Power Generation (GWh)
Source: GBI Research's Alternative Energy Proprietary Database (Accessed: July 18, 2012)

Thin-Film Solar To See Growing Share Of Solar PV Market

Interestingly, GBI Research also projects that thin-film solar models will see strong growth in market share again (following steep drops in conventional solar module prices related to massive oversupply and Chinese manufacturing), as well as some emerging solar technologies (e.g. CPV):

How Much Solar Costs In Your State
Top Solar Power Countries
Top Solar Power States
Top Solar Countries vs Top Solar States
Why German Solar Is ½ Cost of US Solar
10 Solar Lessons From Germany
Shell: Solar To Be #1 Source Of Energy
Solar Energy Facts & Solar Power Facts

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Wind Power Is #1 Source of New Power in US
Wind Generation Is #1 in Spain
Wind = Over 30% of Electricity in Denmark
Wind Energy Facts

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3/11/2014 US Solar To Hit Grid Parity 2014--2017 (+ More Solar PV Charts, Sort Of...) | CleanTechnica

Market Share (%)
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
Crystalline Silicon
Thin Film Solar PV
Emerging Technologies

Figure 5: Solar PV Power Market, Global, Cumulative Installed Capacity, Market Share by Technology Type (%), 2005-2020

Source: GBI Research's Alternative Energy Proprietary Database (Accessed: July 18, 2012)

The content produced by this site is for entertainment purposes only. Opinions and comments published on this site may not be sanctioned by, and do not necessarily represent the views of Sustainable Enterprises Media, Inc., its owners, sponsors, affiliates, or subsidiaries.

Solar Power Splits In Germany & Spain

The GBI Research report also delves into the solar PV markets in numerous leading countries. As a sample of that, here's a sample chart of the 2011 German solar PV market segment split (residential vs commercial/industrial vs utility-scale solar):

Residential
Utility Scale
Commercial/Industrial

Figure 13: Solar PV Power Market, Germany, Market Segment by End-user Application, %, 2011

Source: GBI Research's Alternative Energy Proprietary Database (Accessed: July 18, 2012)

And here's one of the off-grid versus on-grid solar power split in Spain 2005–2011:

http://cleantechnica.com/2013/06/18/us-solar-to-hit-grid-parity-2014-2017-more-solar-pv-charts-sort-of/ 3/7

3/11/2014 US Solar To Hit Grid Parity 2014--2017 (+ More Solar PV Charts, Sort Of...) | CleanTechnica

Figure 24: Solar PV Power Market, Spain, On-grid vs. Off-grid Cumulative Installed Capacity, MW, 2005-2011

On-grid Capacity (MW)
Off-grid Capacity (MW)
2005
2006
2007
2008
2009
2010
2011
On-grid
Off-grid

Source: GBI Research's Alternative Energy Proprietary Database (Accessed: July 18, 2012)

Yes, I'd also love to see the projections for such splits, as well as all the other country data and charts included in the report. Alas, investing in such a report isn't warranted by my work needs and budget. However, if such an investment fits your needs, go ahead and buy the report!

**The partnership works as follows: you get a 10% discount on GBI Research's cleantech market research reports, GBI Research sells more reports, and CleanTechnica gets a small cut of these report sales.*

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Tags: GBI Research, Germany, Germany Solar, Germany solar market, Germany solar market segmentation, Germany solar market split, global solar market, global solar market growth, global solar pv market, global solar PV market 2020, global solar PV market growth, grid parity, Spain, Spain off grid solar, Spain off grid solar market, spain solar, Spain solar market, thin film solar market, thin film solar market growth, thin film solar market projections, thin film solar modules, US grid parity, US Solar Energy, US solar grid parity, us solar market

About the Author

Zachary Shahan is the director of CleanTechnica, the most popular cleantech-focused website in the world, and Planetsave, a world-leading green and science news site. He has been covering green news of various sorts since 2008, and he has been especially focused on solar energy, electric vehicles, and wind energy for the past four years or so. Aside from his work on CleanTechnica and Planetsave, he's the Network Manager for their parent organization – Important Media – and he's the Owner/Founder of SolarLove, EV Obsession, and Bikocity. To

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3/11/2014 US Solar To Hit Grid Parity 2014--2017 (+ More Solar PV Charts, Sort Of...) | CleanTechnica

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Jouni Valkonen • 9 months ago

I think that Figure 4 is too pessimistic. linear projection is certainly not good approach. The solar production will increase exponentially, because the price per watt is declining at quite significant rate — still at least one or two decades. And as global grid parity is achieved around 2015, the installation rate of solar power will accelerate greatly.

Also battery storage technology is improving exponentially. And battery storage technology makes roof-top solar very attractive and significant player. My guess is that solar PV with battery storage is the cheapest electricity source by 2020 globally. And after that it takes just few years that almost all the electricity produced is solar (and some wind and natural gas during the winter).

1 • Reply • Share ›

JamesWimberley → Jouni Valkonen • 9 months ago

I second this. The chart shows a clear point of inflection at the present, with an unexplained and improbable slowdown in the adoption of a technology which is not only getting cheaper on trend, but now regularly hitting grid parity tipping points. You'd expect growth to accelerate if anything. McKinsey ran a scenario on those very lines.

Another point is that the US average LCOE is not very useful. Electricity markets are state not federal, and insolation varies regionally. So with grid parity already there in the Southwest, you'd expect mass adoption starting there and spreading E and N. I'd add that without the cost-of-capital number for LCOE, which depends on public policy and financial intermediaries, you can't evaluate the estimates.

1 • Reply • Share ›

Jouni Valkonen → JamesWimberley • 9 months ago

I think that the roof-top solar boom in US is starting from North-East, because there is more favorable political climate for solar. The insolation did not prevent Germany to install 100 GW solar by 2017.

1 • Reply • Share ›

Bob_Wallace Top Commenter → Jouni Valkonen • 9 months ago

I also agree. These folks likely underestimate

http://cleantechnica.com/2013/06/18/us-solar-to-hit-grid-parity-2014-2017-more-solar-pv-charts-sort-of/ 5/7

3/11/2014 US Solar To Hit Grid Parity 2014--2017 (+ More Solar PV Charts, Sort Of...) | CleanTechnica

I also agree. These folks likely underestimate.

Solar prices, including installation costs, are coming down. Panel prices are expected to drop by one-third in the next three years.

The western world is recovering from the 2008 economic crash. There's more money to spend on getting solar on rooftops and less anxiety causing people to avoid investing.

Concern about climate change is growing.
--

I would expect we would see end-user solar installation rates highest in areas with the highest retail electricity rates. The New England and Middle Atlantic states have higher than average electricity costs which makes solar a good investment even though they might get a bit less sun (annually) than Southwest states.

Look at how much solar New Jersey has installed.

http://www.eia.gov/electricity...

2 • Reply • Share ›

arne-nl → Bob_Wallace • 9 months ago

Do they have net metering in those Mid Atlantic states with high electricity prices?

• Reply • Share ›

Bob_Wallace Top Commenter → arne-nl • 9 months ago

Looks like it...

In the United States, 99% of solar photovoltaic installations were net metered, signifying that net metering in the United States is preferred by far over the alternatives, which are off-grid solar and on-grid but not net metered solar.

http://cleantechnica.com/2013/...

Currently, 43 states plus D.C. have implemented net metering policies. While many states have adopted net metering, types of NEM policies vary significantly by state. Vote Solar put together an index that grades each state by the effectiveness of their respective NEM policy.

http://www.seia.org/research-r...

A lot of those states get a grade A or B. (Of course it's easy to guess where the F states are located.)

2 • Reply • Share ›

Juan Pelotas → Jouni Valkonen • 9 months ago

We've been at residential grid price for some time now(with the feds incentive); the problem is not panels anymore; it's the installation cost. Most programs require professional installation.

• Reply • Share ›

Bob_Wallace Top Commenter • 9 months ago

First graph - terrible job of color selection.
--

I question whether grid prices will rise that fast. What we're seeing in places that have installed a lot of renewables (solar in Germany, wind in Texas) is that it's making electricity cheaper or at least dampening the rate of price increase.

A lot more solar on US grids will cut the amount of expensive peaker power used and lower the merit order price ceiling across the board. Just removing a little demand can have a very large effect on peak settling price.

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3/11/2014 US Solar To Hit Grid Parity 2014--2017 (+ More Solar PV Charts, Sort Of...) | CleanTechnica

Otis11 Bob_Wallace • 9 months ago

Exactly - In places with high renewable potential and low population density (like much of the South, Mid-West and South-West US) I don't actually see electricity prices rising substantially in the next 15 years. (Unless there's a carbon tax or some other change in policy).

The reason for this? Simply that the renewable market is growing rather rapidly and the price of renewables are declining. With existing infrastructure in conventional plants, if you add enough capacity that you end up retiring the most expensive 2-5% of your conventional generation every year, it makes a huge impact on pricing.

Even if the price of every source rises consistently from year to year, as you trim off the most expensive production methods, the end price will stay fairly stable...

Add in the fact that roof-top solar is almost at grid parity in most of these places (if it's not already there) and I just don't see prices going up substantially...

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